Wells Fargo Funds Management, LLC

525 Market Street, 12th Floor

San Francisco, CA 94105

December 12, 2007

VIA EDGAR AND ELECTRONIC MAIL

Ms. Ellen Sazzman

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Wells Fargo Advantage VT C&B Large Cap Value Fund of

Wells Fargo Variable Trust (the “Trust”)

Dear Ms. Sazzman:

Thank you for your verbal comments and suggestions of Thursday, December 6, 2007 to the preliminary proxy statement filed November 30, 2007 on behalf of the Wells Fargo Advantage VT C&B Large Cap Value Fund (the “Fund”). As discussed, it is our intent to print and mail the definitive proxy statement for the Fund by or before December 12, 2007. Therefore, the definitive proxy for the Fund accompanies this letter and reflects changes in accordance with your comments as well as other non-material changes.

We have also incorporated our responses to certain verbal comments made on Thursday, December 6, 2007, applicable to this proxy statement and suggested by your colleague, Ms. Linda Stirling, in this response letter, although her comments were specifically directed at the preliminary proxy statement filed November 30, 2007, on behalf of Wells Fargo Advantage C&B Mid Cap Value Fund, Wells Fargo Advantage C&B Large Cap Value Fund, and Wells Fargo Advantage Value Fund. Please note that we have addressed Ms. Stirling’s comments to the Wells Fargo Advantage C&B Mid Cap Value Fund, Wells Fargo Advantage C&B Large Cap Value Fund, and Wells Fargo Advantage Value Fund under separate correspondence to her, and such comments accompany the definitive proxy statements for such Funds.

For your convenience, your comments and suggestions are summarized in boldface type below, immediately followed by our responses as Items 1 and 2 below. Ms. Stirling’s comment follows as item 3 below.

•

Please disclose the date of the investment advisory agreement and the date such contract was last submitted to a shareholder vote. Briefly describe the contract terms, rate of compensation for the investment adviser, and indicate the aggregate amount of investment advisory fees paid under the investment advisory agreement.

We have added the following section to the proxy statement on page 16 under the heading “Information about Funds Management and Other Affiliates.” The following section replaces the paragraph that is under such heading in the preliminary proxy statement for the Fund.

Ms. Ellen Sazzman

December 12, 2007

Information about Funds Management and Other Affiliates

Wells Fargo Funds Distributor, LLC serves as the Fund’s principal underwriter, and is located at 525 Market Street, San Francisco, California 94105.

Funds Management, an indirect wholly owned subsidiary of Wells Fargo & Company and an affiliate of Wells Fargo Bank, serves as the Fund’s investment adviser and administrator, and is located at 525 Market Street, San Francisco, California 94105. Funds Management is responsible for implementing the investment policies and guidelines for the Fund, and for supervising the sub-adviser who is responsible for the day-to-day portfolio management of the Fund. Funds Management presently serves as the investment adviser to the Fund.

The present investment advisory agreement between Funds Management and the Trust pertaining to the Fund was entered into as of August 6, 2003, and amended as of October 1, 2005. The most recent approval of this investment advisory agreement by a vote of the Board was at a meeting held on March 30, 2007, in connection with the Board’s annual review and approval of the advisory agreements. The investment advisory contract pertaining to the Fund was last approved by the shareholders of the Fund on September 15, 1999, by the Fund’s then sole shareholder in connection with the inception of the Trust.

As compensation for its advisory services, Funds Management is entitled to receive a monthly fee at the annual rates indicated below, as a percentage of the Fund’s average daily net assets:

Fund		Fee
VT C&B Large Cap Value Fund	First $500M		0.55%
	Next $500M		0.50%
	Next $2B		0.45%
	Next $2B		0.425%
	Over $5B		0.40%

For the most recent fiscal year end indicated below, the Fund paid the following advisory fee and Funds Management waived certain fees as indicated:

	Year Ended 12/31/06
Fund	Fees Paid	Fees Waived
VT C&B Large Cap Value Fund	$114,614	$49,670

Ms. Ellen Sazzman

December 12, 2007

•	Please include a copy of the proposed new subadvisory agreement to the proxy statement.

A copy of the proposed new subadvisory agreement has been attached as Exhibit A to the proxy statement herein.

•	On page 13 under the heading “More Information About C&B” please indicate who the principal executive officer is or who the principal executive officers are.

The following sentence, which describes the partners who comprise C&B, has been added to the beginning of the chart on page 13 of the proxy statement.

“The six partners listed below should be considered the functional equivalent of the executive officers of C&B.”

As the sentence indicates, the partners listed all share in the management and executive duties of the firm, and should all be considered the equivalent of executive officers. No single person should be considered a chief executive officer.

Conclusion

The Fund accepts responsibility for the adequacy and accuracy of the disclosure in the filings that are the subject of this letter. The Fund acknowledges that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to these filings. The Fund further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above response adequately addresses your comments and suggestions. If you need additional information, please do not hesitate to contact me at 415-947-4805.

Sincerely,

WELLS FARGO FUNDS MANAGEMENT, LLC

By /s/ Lawrence S. Hing

Lawrence S. Hing

Senior Counsel

cc:	Fund Board of Trustees

Margery Neale

Marco Adelfio

David Messman